Exhibit 99.(a)(2)(B)
For Immediate Release
Press Release
7293411 Canada Inc. extends offer for Optimal Group Inc.
to May 21, 2010
Montréal, Québec (May 6, 2010) — 7293411 Canada Inc. (the “Offeror”) announced today it has extended its offer (the “Offer”) to purchase for US$2.40 per share, in cash, all of the issued and outstanding Class “A” shares (the “Shares”) of Optimal Group Inc. (“Optimal”), not already held by the Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants to 5:00 p.m. (Montréal time) on May 21, 2010, unless extended or withdrawn by the Offeror. As of 1:00 p.m. (Montréal time) on May 6, 2010 approximately 1,900,000 Shares have been tendered.
The Offeror will be mailing a formal notice of change and variation and amended and restated offer to Optimal shareholders. In addition to the extension, the notice of change and variation and amended and restated offer addresses comments received by the Offeror from the U.S. Securities and Exchange Commission (the “SEC”) on its tender offer.
The only material amendments, variations or changes to the Offer mailed to Optimal shareholders on or about March 31, 2010 (and dated March 31, 2010), that would reasonably be expected to affect the decision of Optimal shareholders to accept or reject the Offer, for Canadian securities law purposes, are; (i) the extension of the expiry date of the Offer from May 6, 2010 to May 21, 2010 and anything consequential in this regard, and (ii) the inclusion of new persons pronouncing on the fairness of the Offer, namely, Richard Yanofsky Peter Yanofsky, Eric Lau Tung Ching, Francis Choi, Holden S. Ostrin, Neil S. Wechsler and Gary S. Wechsler.
“We continue to believe our offer provides Optimal shareholders with significant, immediate and certain value for their shares. To date, no other offer has materialized for Optimal. We have no intention of increasing our cash offer of US$2.40 per share” said Richard Yanofsky, President of the Offeror.
Aside from the extension, the terms and conditions of the Offer for Optimal described in the Offeror’s offer and take-over bid circular dated March 31, 2010 remain unchanged. The fully financed Offer represents a premium of 50% over the closing price of the Shares on the NASDAQ on March 16, 2010, the day immediately prior to the date the Offeror disclosed its intention to make the Offer. The Offer also represents a premium of approximately 47% based on the average closing prices of the Shares on the NASDAQ for the 20 trading days ended on March 16, 2010.
The Offeror will mail a formal notice of change and variation and amended and restated offer to Optimal shareholders. The notice of change and variation and amended and restated offer will also be available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

For assistance in tendering Shares to the Offer, Optimal shareholders are encouraged to contact Georgeson Canada at 1-866-374-9664 (North American Toll Free Number).
Reader Advisory
Certain statements in this news release and the notice of change and variation and amended and restated offer are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “except”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, or “continue” or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the Offeror’s expectations include, among other things, general business and economic conditions and competition within those markets in which Optimal serves as well as specific risks relating to Optimal, such as risks relating to the industries in which Optimal is active generally, conflict policies and general economic conditions and other risks identified in Optimal’s public filings. Such forward-looking statements should, therefore, be construed in light of such factors and the Offeror is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
This press release does not constitute an offer to buy or solicitation of an offer to sell any securities. The Offeror has filed the notice of change and variation and amended and restated offer, amended Schedule 13D and amended Schedule TO/13E-3 with the SEC and with Canadian securities regulators. Optimal shareholders are strongly encouraged to read these and other documents filed with the SEC or Canadian securities regulators in their entirety when they become available, as they will contain certain important information. Optimal shareholders will be able to obtain all documents filed by Optimal or the Offeror with the SEC and Canadian securities regulators related to the tender offer for no charge at the SEC’s website at www.sec.gov or at www.sedar.com.